Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Income (Loss) from Continuing Operations	$183,784	$50,583	$(34,745)	$49,934	$19,273
Plus: Income Taxes	11,743	(2,087)	(12,701)	4,694	2,669
Fixed Charges	23,412	24,560	23,833	23,432	29,588
Less: Capitalized Interest	(8,516)	(3,612)	(1,421)	(365)	(5,543)

Earnings Before Fixed Charges	210,423	69,444	(25,034)	77,695	45,987
Fixed Charges:
Interest Expense	$14,291	$20,281	$21,693	$22,314	$23,244
Capitalized Interest	8,516	3,612	1,421	365	5,543
Estimated Portion of Rental Expense Equivalent to Interest	605	667	719	753	802

Total Fixed Charges	23,412	24,560	23,833	23,432	29,589
Ratio of Earnings to Fixed Charges	8.99	2.83	NA	3.32	1.55

NA – The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $57.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.